Exhibit 7.25

April 24, 2012

NORTON ROSE

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, Ontario M5J 2Z4 CANADA

F: +1 416.216.3930
nortonrose.com

On January 1, 2012, Macleod Dixon joined Norton Rose OR to create Norton Rose Canada.

Direct line
416.216.4820

Email
walied.soliman@nortonrose.com

Sent By E-mail and By Courier

Scott Ainslie
Senior Manager, Compliance and Disclosure
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2

Dear Mr. Ainslie:

Baja Mining Corp. ("Baja" or the "Company")

We are counsel to Mount Kellett Capital Management LP (**Mount Kellett**), the largest shareholder of Baja. We are writing in connection with the upcoming annual meeting of shareholders of the Company scheduled to be held on June 21, 2012 (the **Annual Meeting**). In the face of the sudden resignation of a majority of its board and the Company's announcement of a material adverse change in the cost projections for its sole project, we expect that the Company may be applying to you for a postponement of its Annual Meeting beyond June 30, 2012. For the reasons set out below, we are writing to request that you deny any such application if it is presented:

- **Baja has already set its Annual Meeting:** On April 5, 2012, Baja set its Annual Meeting for June 21, 2012 with a record and notice date filed by Computershare Trust Company of Canada for May 2, 2012. For purposes of holding a shareholders' meeting, nothing has changed since then other than the desire of management to entrench themselves in light of a majority of the board and all of the truly independent directors resigning.

- **Baja had an opportunity to hold its Annual Meeting concurrently with its recent Special Meeting:** Baja recently held a contested special meeting of shareholders on April 3, 2012 (the **Special Meeting**), which clearly demonstrated that a significant number of Baja shareholders are not supportive of the governance approach taken by management of Baja. For reasons unknown to us, the Company chose not to concurrently conduct its annual business at the Special Meeting.

- **Material adverse changes and sudden resignation of a majority of the board of directors call motives for any delay into question:**

    - **Material adverse change announcement:** On April 23, 2012, less than three weeks after the Special Meeting, Baja announced a projected cost overrun of $246 million for its Boleo project, representing a 21.5% increase over previous cost projections. In announcing this material adverse development, Baja noted that it had two months in which to raise the required capital and expressed uncertainty regarding whether or from what source additional required financing will be available. The share price reacted with a one day 37% decline on significant volume.

    - **A Majority of the Independent Directors have Resigned:** Baja also announced on April 23, 2012 the resignation of three of its independent directors, which closely follows the announcement on April 17, 2012 of the resignation of a fourth director. These resignations leave Baja, at a time when decisions crucial to shareholders will be decided, with only three out

NORTON ROSE

of the seven directors it had following the Special Meeting, a mere three weeks ago. The three remaining directors were the subject of intense criticism during the recent proxy contest.

- **Independent directors take unusual step of press releasing reasons for resignation:** On April 23, 2012 two of the three resigning directors issued their own press release stating that "[i]n light of recent developments, [...] [they] are no longer confident that [they] can ensure the level of good governance and oversight that the Shareholders of Baja have a right to expect from [them]." The resigning directors note in their press release that, despite their express request, Baja did not publicly disclose the reason for their resignations.

- **Delay may be prejudicial to statutory shareholder meeting rights:** Under the *Business Corporations Act* (British Columbia), which is Baja's governing corporate statute, a shareholder cannot requisition a special meeting of shareholders if a meeting has already been called by the Company. Accordingly, at a time of uncertainty for the Company, if the AGM is postponed, critical decisions affecting fundamental shareholder value will be decided by a truncated board of three directors and/or their unelected appointees.

We and other shareholders have relied upon the requirement of the TSX that Baja must hold its annual meeting by June 30, 2012. For the reasons outlined above, we would be categorically opposed to the TSX granting a postponement of this requirement.

We would be happy to discuss this with you further at your earliest convenience.

Yours very truly,

Walied Soliman

WS/gs

Copy to: Chris Birkett, *Senior Listing Manager, TSX*